UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 18, 2016

Starwood Hotels & Resorts Worldwide, Inc.

(Exact name of registrant as specified in its charter)

Maryland	1-7959	52-1193298
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One StarPoint, Stamford, Connecticut	06902
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 964-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

As previously announced, on October 27, 2015, Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) entered into definitive agreements with Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc., a Delaware corporation and Starwood’s wholly owned subsidiary (“Vistana”), to spin off Starwood’s vacation ownership business (the “Vistana Vacation Ownership Business”) by distributing all of the shares of common stock, par value $0.01 per share, of Vistana (the “Vistana Common Stock”) owned by Starwood to Starwood stockholders on a pro rata basis (the “Distribution”) and then to combine the Vistana Vacation Ownership Business with ILG, subject to the terms and conditions of (1) an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 27, 2015, among Starwood, Vistana, ILG and Iris Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of ILG, (2) a Separation Agreement (the “Separation Agreement”), dated as of October 27, 2015, among Starwood, Vistana and ILG and (3) an Employee Matters Agreement (the “Employee Matters Agreement”) dated as of October 27, 2015, among Starwood, Vistana and ILG. In connection with the transactions, Starwood, Vistana and ILG will also enter into additional agreements, including, among others, a License Agreement, a Starwood Preferred Guest Affiliation Agreement, a Tax Matters Agreement and a Non-Competition Agreement.

On April 18, 2016, Starwood, Vistana, ILG and Merger Sub entered into an Amended and Restated Merger Agreement and Starwood, Vistana and ILG entered into an Amended and Restated Separation Agreement. Both the Merger Agreement and the Separation Agreement have thereby been amended to include, among other things, all changes thereto reasonably necessary or advisable to provide for (i) the implementation of the Asset Purchase (as defined in the Separation Agreement) and as further described in the Form 10 filed by Vistana on March 17, 2016 (the “Form 10”); (ii) receipt of approximately 73,000  shares of Vistana Common Stock in the Distribution by holders of partnership units of SLC Operating Limited Partnership (the “Partnership Holders”), as further described in the Form 10; (iii) certain cash amounts to be held by the entities comprising the Vistana Vacation Ownership Business and for a corresponding increase of the Distribution Date Payment (as defined in the Separation Agreement) by the estimate of such amounts, subject to a post-closing adjustment based on the cash amounts actually held by such entities (iv) revision of distribution and issuance mechanics to reflect the actions to be taken by and with respect to the distribution and transfer agent of ILG to implement the transactions contemplated by the Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement; (v) the potential for Starwood, Vistana and ILG to consummate the transactions to occur on a day other than a Business Day (as defined in the Merger Agreement); (vi) the obligation of Starwood to procure the directors’ and officers’ liability insurance policy required to be procured pursuant to the Amended and Restated Merger Agreement and (vii) the reimbursement of certain costs incurred by Starwood in connection with the separation of the Vistana Vacation Ownership Business as separation expenses.

Additionally, on April 18, 2016, Starwood, Vistana and ILG entered into an Amendment to the Employee Matters Agreement (the “Employee Matters Agreement Amendment”). In addition to certain changes to conform the Employee Matters Agreement to the Amended and Restated Separation Agreement and to applicable state law, the Employee Matters Agreement Amendment provides that:  (i) until December 31, 2016, ILG will provide Vistana employees with the same matching contributions and vesting schedule under the 401(k) plan as provided by Starwood prior to the closing; (ii) ILG will amend its existing nonqualified deferred compensation plan to provide for participation by certain eligible Vistana employees, subject to certain terms and conditions as described in the Employee Matters Agreement Amendment; (iii) effective as of April 1, 2016, Vistana will establish a new flexible benefits plan (the “Vistana Flexible Benefits Plan”) and health reimbursement account program for Vistana employees (in each case with terms similar to the corresponding Starwood benefit plans) and will be responsible for all liabilities with respect to Vistana employees and certain former Vistana employees under such plans (including COBRA continuation coverage requirements under the Vistana Flexible Benefits Plan) with respect to claims incurred on or after April 1, 2016; and (iv) Vistana employees will generally cease to participate in a dependent care spending account program as of April 1, 2016, and Starwood will retain all liability under its dependent care spending account program for Vistana employees and former Vistana employees.

The foregoing descriptions of the Amended and Restated Merger Agreement, the Amended and Restated Separation Agreement and the Employee Matters Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreements which are filed as Exhibit 2.1 and Exhibit 2.2 hereto and are incorporated herein by reference.

The Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement and the above description of those amendments have been included to provide investors and security holders with information regarding the terms of the Amended and Restated Merger Agreement and the Amended and Restated Separation Agreement. They are not intended to provide any other factual information about Starwood, ILG, Vistana and Merger Sub, their respective subsidiaries and affiliates, or the Vistana Vacation Ownership Business. The Amended and Restated Merger Agreement contains representations and warranties of Starwood and Vistana. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. Moreover, the representations and warranties in the Amended and Restated Merger Agreement were made solely for the benefit of the other parties to the Amended and Restated Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors and were made only as of the date of the Amended and Restated Merger Agreement or such other date or dates as may be specified in the Amended and Restated Merger Agreement and are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Amended and Restated Merger Agreement not in isolation but only in conjunction with the other information about Starwood and ILG and their subsidiaries that the respective companies include in reports and statements they file with the Securities and Exchange Commission.

Item 8.01 Other Events.

In connection with the Distribution of Vistana followed by the Merger with ILG (as defined in the Amended and Restated Merger Agreement), Starwood expects to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the Distribution should qualify as a reorganization under Sections 368(a) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger should qualify as a reorganization under Section 368(a) of the Code, and ILG expects to receive an opinion of Weil, Gotshal & Manges LLP to the effect that the Merger should qualify as a reorganization under Section 368(a) of the Code.  No opinion is being obtained, however, with respect to the application of Section 355(e) of the Code to the Distribution.

For a general discussion of the tax consequences of the Distribution and Merger to U.S. holders (as defined in Exhibit 99.1 to the Form 10, under the heading “U.S. Federal Income Tax Consequences of the Distribution and Merger”) of Starwood common stock, see the discussion in Exhibit 99.1 to the Form 10 under the heading “U.S. Federal Income Tax Consequences of the Distribution and Merger — Treatment of the Distribution and Merger — Tax-Free Distribution and Merger.” ILG and holders of ILG Common stock generally would not recognize any gain or loss for U.S. federal income tax purposes in the Merger.

Generally, any gain or loss realized by a non-U.S. holder on an exchange of a “U.S. real property interest” under the Code (pursuant to provisions commonly known as “FIRPTA”) should be recognized and subject to current U.S. federal income tax as income that is effectively connected with the conduct of a U.S. trade or business of such non-U.S. holder (“FIRPTA tax”). For this purpose, a non-U.S. holder is a nonresident alien individual or a corporation, partnership, estate or trust that is not a U.S. holder. An exception to this rule provides generally that if a U.S. real property interest is exchanged for another U.S. real property interest in a transaction otherwise qualifying for tax-free treatment under the Code, then the FIRPTA tax will not apply. Since the Vistana Common Stock received by Starwood stockholders and Partnership Holders in the Distribution is expected to constitute a U.S. real property interest under these rules but the ILG common stock received in exchange therefor is generally not expected to constitute a U.S. real property interest, any gain realized by a non-U.S. holder on the disposition of the Vistana Common Stock in the Merger generally should be subject to FIRPTA tax even if the Distribution and Merger qualify as reorganizations under the Code.  As a result, the non-U.S. holder should be required to file a U.S. federal income tax return with the

Internal Revenue Service (the “IRS”) to report such income (or include such income on the U.S. federal income tax return the non-U.S. holder may otherwise be required to file with the IRS).  A withholding tax equal to 15% of the amount realized on the disposition of the Vistana common stock (i.e., the fair market value of the ILG common stock received by a holder in the Merger, including the fair market value of any fractional share of ILG common stock deemed to be received) generally will also be required (the “FIRPTA withholding tax”).  A U.S. holder may eliminate the FIRPTA withholding tax in respect of its receipt of ILG common stock in the Merger by certifying in writing (under penalties of perjury) to the person required to make the FIRPTA withholding that such holder is not a non-U.S. holder, and providing its U.S. taxpayer identification number (social security number for individuals and U.S. employer identification number in all other cases), address and certain other information, or by providing such other information, as is satisfactory to the person required to make the FIRPTA withholding, to establish such holder’s status as a U.S. holder.  A non-U.S. holder generally should expect the FIRPTA withholding tax to be made in respect of its receipt of ILG common stock in the Merger unless such non-U.S. holder qualifies for an exemption and provides appropriate certification to the person required to withhold.  If the FIRPTA withholding tax made in respect of ILG common stock exceeds the holder’s U.S. federal income tax liability with respect thereto, a holder may be entitled to a refund or credit against such holder’s U.S. federal income tax liability, provided that certain required information is timely provided to the IRS.  Starwood stockholders and Partnership Holders should consult their tax advisors concerning the application of FIRPTA and the FIRPTA withholding tax to the receipt of ILG common stock in the Merger.

Item 9.01 Financial Statements and Exhibits.

(d)              Exhibits

Exhibit 2.1	Amended and Restated Separation Agreement, dated as of April 18, 2016, by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc. and Interval Leisure Group, Inc.

Exhibit 2.2

Amended and Restated Agreement and Plan of Merger, dated as of April 18, 2016, by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc., Iris Merger Sub, Inc. and Interval Leisure Group, Inc.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities regulations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties and other factors that may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Further results, performance and achievements may be affected by general economic conditions including the impact of war and terrorist activity, natural disasters, business and financing conditions (including the condition of credit markets in the U.S. and internationally), foreign exchange fluctuations, cyclicality of the real estate (including residential) and the hotel and vacation ownership businesses, operating risks associated with the hotel, vacation ownership and residential businesses, relationships with associates and labor unions, customers and property owners, the impact of the internet reservation channels, our reliance on technology, domestic and international political and geopolitical conditions, competition, governmental and regulatory actions (including the impact of changes in U.S. and foreign tax laws and their interpretation), travelers’ fears of exposure to contagious diseases, risk associated with the level of our indebtedness, risk associated with potential acquisitions and dispositions and the introduction of new brand concepts and other risks and uncertainties. These risks and uncertainties are presented in detail in our or Vistana’s filings with the Securities and Exchange Commission (“SEC”). There can be no assurance as to the development of future hotels in Starwood’s pipeline or additional vacation ownership units, estimated sales growth or that Vistana will achieve the potential growth scenarios described in this presentation. Although we believe the expectations reflected in forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Merger Sub and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the SEC and Vistana has filed a registration statement on Form 10 with the SEC. STOCKHOLDERS OF STARWOOD AND ILG ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND THE FORM 10, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain copies of the proxy statement/prospectus and the Form 10 as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG are available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood are available free of charge on Starwood’s investor relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Starwood Hotels & Resorts Worldwide, Inc.

By:	/s/ Kristen W. Prohl
	Name:	Kristen W. Prohl
	Title:	Vice President, Chief Regulatory Counsel

Date: April 18, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1

Amendment No. 1, dated as of April 18, 2016, to the Separation Agreement, dated as of October 27, 2015, by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc. and Interval Leisure Group, Inc.

2.2

Amendment No. 1, dated as of April 18, 2016, to the Agreement and Plan of Merger, dated as of October 27, 2015, by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc., Iris Merger Sub, Inc. and Interval Leisure Group, Inc.